PAGAYA

PAGAYA TECHNOLOGIES LTD.
135 EAST 57TH STREET
NEW YORK, NY 10022

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 23, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/PGY2023SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 23, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V16649-S65984

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

PAGAYA TECHNOLOGIES LTD.

The Board of Directors recommends that you vote "FOR" each of proposals 1, 2 and 3.	**For**	**Against**	**Abstain**
1. To approve the modification of our authorized and registered share capital to (a) create a new class of shares to be designated the Series A Preferred Shares of the Company, without par value, and (b) increase our authorized and registered share capital such that our authorized share capital will consist of (i) 80,000,000 Series A Preferred Shares, (ii) 8,000,000,000 Class A Ordinary Shares and (iii) 2,000,000,000 Class B Ordinary Shares;	☐	☐	☐
2. To approve the replacement of our current Articles of Association in their entirety with the Amended and Restated Articles of Association;	☐	☐	☐
3. To approve the potential issuance of twenty percent (20%) of our issued and outstanding shares, including the potential issuance of twenty-five percent (25%) or more of voting power of the company.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting:
The Notice and Proxy Statement and our annual report on Form 20-F are available at www.proxyvote.com.

V16650-S65984

PAGAYA TECHNOLOGIES LTD.

EXTRAORDINARY MEETING OF SHAREHOLDERS
MAY 24, 2023, at 4:00 p.m., ISRAEL TIME

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitute(s) and appoint(s) Michael Kurlander the true and lawful proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, on behalf of the undersigned, all of the Class A Ordinary Shares or Class B Ordinary Shares of Pagaya Technologies Ltd. that the undersigned is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held online at www.virtualshareholdermeeting.com/PGY2023SM on May 24, 2023, at 4:00 p.m., Israel Time.

By signing this proxy, the undersigned acknowledges receipt of the Notice of Annual Meeting and of the accompanying Proxy Statement, the terms of which are incorporated by reference herein, and revokes any proxy previously given by the undersigned with respect to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

IMPORTANT – PLEASE MARK, SIGN, DATE AND RETURN
YOUR PROXY CARD PROMPTLY.
THANK YOU FOR VOTING.

(Continued and to be dated and signed on reverse side)

Your **Vote** Counts!

PAGAYA TECHNOLOGIES LTD.

2023 Extraordinary Meeting
Vote by May 23, 2023
11:59 PM ET



PAGAYA

PAGAYA TECHNOLOGIES LTD.
135 EAST 57TH STREET
NEW YORK, NY 10022

V16669-S65984

You invested in PAGAYA TECHNOLOGIES LTD. and it's time to vote!

You have the right to vote on proposals being presented at the Extraordinary Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on May 24, 2023.**

Get informed before you vote

View the Notice and Proxy Statement and our annual report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 10, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote Virtually at the Meeting*

May 24, 2023
4:00 p.m., ISRAEL TIME

www.virtualshareholdermeeting.com/PGY2023SM

*Please check the meeting materials for any special requirements for meeting attendance.

V1.2

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. To approve the modification of our authorized and registered share capital to (a) create a new class of shares to be designated the Series A Preferred Shares of the Company, without par value, and (b) increase our authorized and registered share capital such that our authorized share capital will consist of (i) 80,000,000 Series A Preferred Shares, (ii) 8,000,000,000 Class A Ordinary Shares and (iii) 2,000,000,000 Class B Ordinary Shares;	For
2. To approve the replacement of our current Articles of Association in their entirety with the Amended and Restated Articles of Association.	For
3. To approve the potential issuance of twenty percent (20%) of our issued and outstanding ordinary shares, including the potential issuance of twenty-five percent (25%) or more of voting power of the Company.	For

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